UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

AMCON Distributing Company
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
02341Q106
(CUSIP Number)
Jerry J. Burgdoerfer, Esq.
Jenner & Block LLP
One IBM Plaza
Chicago, IL 60611
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 31, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: William F. Wright

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	7	SOLE VOTING POWER:

NUMBER OF		138,667[1]

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,291[2]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		138,667[1]

WITH	10	SHARED DISPOSITIVE POWER:

10,291[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

148,958

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

27.4%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

[1]	Includes 16,496 shares of Common Stock of AMCON Distributing Company that would be issued upon conversion of 20,000 shares of Series A Convertible Preferred Stock at a conversion rate of $30.31 per share, which are held in the name of Aristide Investments, L.P., which is controlled by the Reporting Person.

[2]	Mr. Wright shares voting and dispositive power over 10,291 shares of Common Stock, held by AMCON Corporation with one other individual.

[3]	The percentage reported in row (13) is calculated based upon 543,558 shares of Common Stock of AMCON Distributing Company issued and outstanding, including 527,062 shares of Common Stock of AMCON Distributing Company issued and outstanding as of July 31, 2006 and the 16,496 shares of Common Stock issuable upon conversion of the Reporting Person’s Series A Convertible Preferred Stock, which are held in the name of Aristide Investments, L.P., which is controlled by the Reporting Person and 10,291 shares of Common Stock, held by AMCON Corporation, of which Mr. Wright shares voting and dispositive power.

Item 1. Security and Issuer.
This second amended statement on Schedule 13D/A (the “Amendment”) amends the statement on Schedule 13D filed with the United States Securities and Exchange Commission on July 1, 2004 (the “Statement”) on behalf of William F. Wright (the “Reporting Person”) as set forth below. The Reporting Person filed the Statement in order to disclose the amount of shares of AMCON Distributing Company, a Delaware corporation (“AMCON”) that the Reporting Person beneficially owned. The Reporting Person is filing this Amendment in order disclose the sale to Draupnir Capital, LLC on August 31, 2006 of 20,000 shares of Series A Convertible Preferred Stock of AMCON Distributing Company, a Delaware corporation (“AMCON”), at a price of $12.50 per share, pursuant to a Bill of Sale and Stock Assignment and Transfer Separate from Certificate for Series A Convertible Preferred Stock of AMCON Distributing Company, dated August 30, 2006, by and between Aristide Investments, a California limited partnership controlled by the Reporting Person, and Draupnir Capital, LLC (the “Bill of Sale”). The divested shares are convertible into 16,496 shares of Common Stock, subject to customary anti-dilution adjustments. AMCON’s principal offices are located at 7405 Irvington Road, Omaha, NE 68122. The Statement is incorporated by reference herein.
Item 4. Purpose of Transaction.
This Amendment is being filed to update and supplement the Statement. On August 30, 2006, the Reporting Person, through Aristide Investments, a California limited partnership controlled by the Reporting Person, entered into the Bill of Sale to sell 20,000 shares of Series A Convertible Preferred Stock, par value $.01 per share (the “Shares”) of AMCON to Draupnir Capital, LLC. The Shares were convertible into Common Stock of AMCON at a conversion price of $30.31 per share, which would result in a deemed beneficial ownership of 16,496 shares of Common Stock of AMCON, and were previously included in the Statement as being held by the Reporting Person. The Reporting Person acquired and continues to hold the shares reported herein for investment purposes; provided, however, that the Reporting Person will also be engaged in the management of AMCON pursuant to his role as a director and officer of AMCON. Depending on market conditions and other factors that the Reporting Person may deem material to their respective investment decisions, the Reporting Person may purchase additional shares in the open market or in private transactions and may act as a group in connection with such transactions. Depending on these same factors, the Reporting Person may sell all or a portion of the shares on the open market or in private transactions.
Item 5. Interest in the Securities of the Issuer.
Mr. Wright, the Chairman and Chief Executive Officer of AMCON, is deemed the beneficial owner of 138,667 shares of Common Stock, or 27.4% of the Common Stock (assuming 543,558 shares of Common Stock of AMCON Distributing Company issued and outstanding, including 527,062 shares of Common Stock outstanding as of July 31, 2006 and full conversion of the Series A Convertible Preferred Stock held by the Reporting Person), which includes 16,496 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock beneficially owned by Mr. Wright and 10,291 shares of Common Stock, held by AMCON Corporation, of which Mr. Wright shares voting and dispositive power.
Item 7. Material to be filed as Exhibits.

Exhibit 1	Bill of Sale and Stock Assignment and Transfer Separate from Certificate for Series A Convertible Preferred Stock of AMCON Distributing Company, dated August 30, 2006, by and between Aristide Investments and Draupnir Capital, LLC

SIGNATURES
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.
Date: September 19, 2006

WILLIAM F. WRIGHT
/s/ William F. Wright